UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

STOCK INCENTIVES TO DIRECTORS AND KEY MANAGERIAL PERSONNEL
INDEX TO EXHIBITS

STOCK INCENTIVES TO DIRECTORS AND KEY MANAGERIAL PERSONNEL

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission this Report on Form 6-K regarding the stock incentives acquired and disposed by directors and Key Managerial Personnel (KMPs) of the Company pursuant to the stock option plans of the Company.

Pursuant to Regulation 7(2) Securities Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, every promoter, designated person and director of the Company shall disclose to the Company the number of such securities acquired or disposed of within 2 trading days of such transaction if the value of transaction(s) over any calendar quarter aggregates to excess of INR 10 lakhs and every Company shall notify the particulars of such transaction[s] to the National Stock Exchange and Bombay Stock Exchange (“Stock Exchanges”) within 2 trading days of receipt of such disclosure or being aware of such information.

In compliance with the foregoing, the Company has disclosed the details of Securities acquired and disposed by the Directors and KMPs to the Stock Exchanges. Further, pursuant to SEC regulations, we hereby submit the following information pertaining to the securities acquired and disposed by Directors and KMPs of the Company as below:

Security Name	Name of Person	Category of person	Type of Securities held Prior to acquisition/ Disposed)	Number of Securities held Prior to acquisition/ Disposed	% of Securities held Prior to acquisition/ Disposed	Type of Securities Acquired/ Disposed/ Pledge etc.	Number of Securities Acquired/ Disposed/ Pledge etc.	Value of Securities Acquired/ Disposed/ Pledge etc	Transaction Type (Buy/ Sale/ Pledge/ Revoke/ Invoke)	Type of Securities held Post acquisition/ Disposed/ Pledge etc	Number of Securities held Post acquisition/ Disposed/ Pledge etc	Post-Transaction % of Shareholding	Date of acquisition of shares/ sale of shares/ Date of Allotment (From date)	Date of acquisition of shares/ sale of shares/ Date of Allotment( To date)	Date of Intimation to Company	Mode of Acquisition
								(in INR)
INFOSYS LTD.	Inderpreet Sawhney	Designated Person	ADR	70873	0	ADR	19634	35694612	Acquisition	ADR	90507	0	10-Mar-22	10-Mar-22	12-Mar-22	ESOP
INFOSYS LTD.	Inderpreet Sawhney	Designated Person	ADR	90507	0	ADR	5250	9544500	Disposal	ADR	85257	0	10-Mar-22	10-Mar-22	12-Mar-22	ESOP
INFOSYS LTD.	Ravi Kumar S.	Designated Person	ADR	17397	0	ADR	83893	151605137	Acquisition	ADR	101290	0	10-Mar-22	10-Mar-22	12-Mar-22	ESOP
INFOSYS LTD.	Ravi Kumar S.	Designated Person	ADR	101290	0	ADR	38650	69845381	Disposal	ADR	62640	0	10-Mar-22	10-Mar-22	12-Mar-22	ESOP
INFOSYS LTD.	Mohit Joshi	Designated Person	ADR	21432	0	ADR	86568	157445862	Acquisition	ADR	108000	0	10-Mar-22	10-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Mohit Joshi	Designated Person	ADR	108000	0	ADR	42400	77115153	Disposal	ADR	65600	0	10-Mar-22	10-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Manikantha A G S	Designated Person	Equity Shares	8134	0	Equity Shares	1343	2429487	Acquisition	Equity	9477	0	9-Mar-22	9-Mar-22	10-Mar-22	ESOP
INFOSYS LTD.	Manikantha A G S	Designated Person	Equity Shares	9477	0	Equity Shares	457	826713	Disposal	Equity	9020	0	9-Mar-22	9-Mar-22	10-Mar-22	ESOP
INFOSYS LTD.	Salil Satish Parekh	Director	Equity Shares	665441	0	Equity Shares	13927	25193943	Acquisition	Equity	679368	0	9-Mar-22	9-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Salil Satish Parekh	Director	Equity Shares	679368	0	Equity Shares	5645	10211805	Disposal	Equity	673723	0	9-Mar-22	9-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Shankar Krishnamurthy	Designated Person	Equity Shares	61638	0	Equity Shares	6400	11577600	Acquisition	Equity	68038	0	9-Mar-22	9-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Shankar Krishnamurthy	Designated Person	Equity Shares	68038	0	Equity Shares	2594	4692546	Disposal	Equity	65444	0	9-Mar-22	9-Mar-22	11-Mar-22	ESOP
INFOSYS LTD.	Nilanjan Roy	Designated Person	Equity Shares	30825	0	Equity Shares	5625	10524375	Acquisition	Equity	36450	0	15-Mar-22	15-Mar-22	17-Mar-22	ESOP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: March 23, 2022	Inderpreet Sawhney General Counsel and Chief Compliance Officer